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                             November 1, 2022

       James Schmidt
       Chief Financial Officer, Corporate Secretary and Treasurer
       VICOR CORP
       25 Frontage Road
       Andover, MA 01810

                                                        Re: VICOR CORP
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            File No. 000-18277

       Dear James Schmidt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Note 17. Segment Information, page 71

   1. We note your disclosure that in the second quarter of 2019, management determined, with the approval of the
Company   s BOD and CODM, Dr. Vinciarelli, you would report as one
                                                        segment, rather than
under the three segment approach previously employed since 2007.
                                                        We also note your
disclosure that your CODM now determines the allocation of resources based upon the two
product groupings, which constitute one segment. Please clarify for us if you are referring
to one reportable segment, or one operating segment. If you believe you have one reportable
segment, but more than one operating segment, please provide us your aggregation
analysis under ASC 280-10-50-11. If you believe you only have one operating segment,
please provide us the following information:
                                                            Provide us with
details about your management structure and how your company is organized;
                                                            Describe the role
of your CODM and each of the individuals reporting to the CODM;
 James Schmidt
FirstName LastNameJames Schmidt
VICOR CORP
Comapany 1,
November  NameVICOR
             2022       CORP
November
Page 2    1, 2022 Page 2
FirstName LastName
                Identify and describe the role of each of your segment managers;
                Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business;
                Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings;
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
                Describe the basis for determining the compensation for each individual that reports to the CODM.
General

2. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or
             delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries;
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Form 10-Q for the Quarter Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20

3.       We note your disclosure within MD&A that external factors such as supply chain
         uncertainties have caused your operating results to vary meaningfully. Please discuss in future filings whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also, please discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
 James Schmidt
VICOR CORP
November 1, 2022
Page 3
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021, page
25

4. We note your disclosure that for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, the increase in net revenue for Advanced Products was primarily the result of growth in the data center and high performance computing business. The decrease in net revenues for Brick Products was due to unfavorable market conditions. In light of the significant increase in Advanced Products at the same time that
         Brick Products had a significant decrease, please expand your discussion to include the extent to which such changes are attributable to changes in prices or changes in the volume or amount of goods sold, or to the introduction of new products or services. See guidance in Item 303(b)(2)(iii) of Regulation S-K.
5. We note your disclosure that for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, the decrease in gross margin dollars and gross margin percentage was primarily due to unfavorable changes in product mix, a negative impact from production inefficiencies associated with initial production volumes of new products, and certain supply chain cost increases. In light of the significant decrease in gross margin while net revenue increased in Advanced Products and decreased in Brick
         Products during this period, please explain to us and revise to provide further detail of the nature of the changes in gross margin. As part of your response and revised disclosure, please quantify the factors responsible for the change in gross margin, including any offsetting amounts.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



FirstName LastNameJames Schmidt                                Sincerely,
Comapany NameVICOR CORP
                                                               Division of
Corporation Finance
November 1, 2022 Page 3                                        Office of
Manufacturing
FirstName LastName